Exhibit 1.1

[convenience translation from Hebrew original]

Memorandum of Association
G. Willi-Food International Ltd.

1.	The company name in Hebrew: G. WILLI-FOOD INTERNATIONAL LTD.

The company name in English: G. WILLI-FOOD INTERNATIONAL LTD.

2.	Company objectives: to engage in any legal business.

3.	Liability of the shareholders of the Company is limited.

4.	The Company share capital is NIS 5,000,000 divided into 50,000,000 Ordinary Shares of NIS 0.1 par value each.

Dated: March 20, 2014